UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WESTERN GAS PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

958254104

(CUSIP Number)

February 23, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958254104	13G	Page 2 of 19 Pages

1.	Name of Reporting Persons: FR XIII WES Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,024,235
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,024,235
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,024,235
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.9%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 958254104	13G	Page 3 of 19 Pages

1.	Name of Reporting Persons: FR WES Co-Investment LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,687,500
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,687,500
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,687,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.1%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 958254104	13G	Page 4 of 19 Pages

1.	Name of Reporting Persons: FR XIII WES Holdings Parent LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,024,235
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,024,235
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,024,235
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.9%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 958254104	13G	Page 5 of 19 Pages

1.	Name of Reporting Persons: FR XIII Charlie AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,024,235
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,024,235
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,024,235
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.9%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 958254104	13G	Page 6 of 19 Pages

1.	Name of Reporting Persons: First Reserve GP XIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,024,235
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,024,235
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,024,235
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.9%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 958254104	13G	Page 7 of 19 Pages

1.	Name of Reporting Persons: First Reserve GP XIII Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,711,735
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,711,735
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,711,735
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.0%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 958254104	13G	Page 8 of 19 Pages

1.	Name of Reporting Persons: William E. Macaulay
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 14,333,505
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 14,333,505
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,333,505
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.4%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer

Western Gas Partners, LP (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

1201 Lake Robbins Drive

The Woodlands, Texas 77380

Item 2(a).	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	FR XIII WES Holdings LLC

(ii)	FR WES Co-Investment LP

(iii)	FR XIII WES Holdings Parent LLC

(iv)	FR XIII Charlie AIV, L.P.

(v)	First Reserve GP XIII, L.P.

(vi)	First Reserve GP XIII Limited

(vii)	William E. Macaulay

FR XIII WES Holdings Parent LLC is the managing member of FR XIII WES Holdings, LLC. FR XIII Charlie AIV, L.P. is the sole member of FR XIII WES Holdings Parent LLC. First Reserve GP XIII, L.P. is the general partner of FR XIII Charlie AIV, L.P. First Reserve GP XIII Limited is the general partner of each of First Reserve GP XIII, L.P. and FR WES Co-Investment LP. William E. Macaulay is Chairman of First Reserve GP XIII Limited and has the right to appoint a majority of the board of directors of First Reserve GP XIII Limited.

Item 2(b).	Address of Principal Business Office

One Lafayette Place, Third Floor, Greenwich, Connecticut 06830

Item 2(c).	Citizenship

Each of FR XIII WES Holdings LLC, FR WES Co-Investment LP and FR XIII WES Holdings Parent LLC is organized under the laws of the State of Delaware. Mr. Macaulay is a U.S. citizen. Each of FR XIII Charlie AIV, L.P., First Reserve GP XIII, L.P. and First Reserve GP XIII Limited are organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Units (the “Common Units”).

Item 2(e).	CUSIP Number:

958254104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the Common Units listed on such Reporting Person’s cover page. FR XIII WES Holdings LLC directly holds 4,512,117 Common Units and 4,512,118 Series A Preferred Units of the Company (“Preferred Units”) that will convert into Common Units on a one-for-one basis on May 2, 2017, pursuant to the terms of a Consent and Conversion Agreement, dated as of February 22, 2017, entered into by and among the Company and holders of Preferred Units party thereto (the “Conversion Agreement”), and FR WES Co-Investment LP directly holds 2,343,750 Common Units and 2,343,750 Preferred Units that will convert into Common Units on a one-for-one basis on May 2, 2017, pursuant to the terms of the Conversion Agreement. Mr. Macaulay may be deemed to beneficially own an additional 621,770 Common Units held directly by KA First Reserve, LLC. Mr. Macaulay is Chairman of First Reserve GP XI, Inc. and has the right to appoint a majority of the board of directors. First Reserve GP XI, Inc. is the general partner of First Reserve GP XI, L.P., which owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC.

(b) Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2017

FR XIII WES HOLDINGS, LLC
By:	FR XIII West Holdings Parent LLC, managing member
By:	FR XIII Charlie AIV, L.P., managing member
By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Gary D. Reaves
Name:	Gary D. Reaves
Title:	Managing Director

FR WES CO-INVESTMENT LP
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Gary D. Reaves
Name:	Gary D. Reaves
Title:	Managing Director

FR XIII WES HOLDINGS PARENT LLC
By:	FR XIII Charlie AIV, L.P., managing member
By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Gary D. Reaves
Name:	Gary D. Reaves
Title:	Managing Director

FR XIII CHARLIE AIV, L.P.
By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Gary D. Reaves
Name:	Gary D. Reaves
Title:	Managing Director

[Western Gas Partners, LP – Schedule 13G]

FIRST RESERVE GP XIII, L.P.
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Gary D. Reaves
Name:	Gary D. Reaves
Title:	Managing Director

FIRST RESERVE GP XIII LIMITED

By:	/s/ Gary D. Reaves
Name:	Gary D. Reaves
Title:	Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Attorney-in-Fact

[Western Gas Partners, LP – Schedule 13G]

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated April 13, 2017, among the Reporting Persons (filed herewith).

Exhibit B	Power of Attorney, dated December 8, 2016, granted by William E. Macaulay (filed herewith).